Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

OF

SERIES F CONVERTIBLE PREFERRED STOCK

OF

MYMD PHARMACEUTICALS, INC.

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Amended and Restated Certificate of Designations of Series F Convertible Preferred Stock (the “Amendment”) is dated as of May 21, 2024.

WHEREAS, the board of directors (the “Board”) of MyMD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 15,000 authorized shares of preferred stock, classified as Series F Convertible Preferred Stock (the “Preferred Stock”), and the Amended and Restated Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on April 8, 2024 evidencing such terms;

WHEREAS, pursuant to Section 32(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the holders of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on May 20, 2024, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 9(a) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(a) General. On each applicable Installment Date, provided no Equity Conditions Failure has occurred and is continuing, the Company shall pay to each Holder of Preferred Shares the applicable Installment Amount due on such date by converting such Installment Amount in accordance with this Section 9 (an “Installment Conversion”); provided, however, that, the Company may, at its option following notice to each Holder as set forth below, pay the Installment Amount by redeeming such Installment Amount in legally available funds at the Cash Installment Price (an “Installment Redemption”) or by any combination of an Installment Conversion and an Installment Redemption so long as all of the outstanding applicable Installment Amount due on any Installment Date shall be converted and/or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 9; provided, further, that notwithstanding the foregoing, with respect to any Installment Date falling between (and including) July 1, 2024, and (and including) August 1, 2024, the Company shall pay all or any portion of applicable Installment Amount in the form of an Installment Conversion, provided, that, with respect to any portion of such Installment Amount not paid in the form of an Installment Conversion (the “Remainder Installment Amount”), the Company may, at its option, elect to pay all or a portion of such Remainder Installment Amount in the form of Installment Redemption and/or defer the payment of such Installment Redemption to a later date specified by the Company as follows: (x) with respect to any Remainder Installment Amount not paid on July 1, 2024 Installment Date, such Remainder Installment Amount may be deferred to September 1, 2024 and (y) with respect to any Remainder Installment Amount not paid on August 1, 2024 Installment Date, such Remainder Installment Amount may be deferred to October 1, 2024. On a date which is between the twenty-fifth (25th) Trading Day and the twenty-third (23rd) Trading Day prior to each Installment Date (each, an “Installment Notice Due Date”), the Company shall deliver written notice (each, an “Installment Notice” and the date all Holders receive such notice is referred to as to the “Installment Notice Date”), to each Holder of Preferred Shares and such Installment Notice shall (i) either (A) confirm that the applicable Installment Amount of such Holder shall be converted in whole pursuant to an Installment Conversion or (B) (1) state that the Company elects to redeem for cash, or is required to redeem for cash in accordance with the provisions of this Certificate of Designations, in whole or in part, the applicable Installment Amount pursuant to an Installment Redemption and (2) specify the portion of such Installment Amount which the Company elects or is required to redeem pursuant to an Installment Redemption (such amount to be redeemed in cash, the “Installment Redemption Amount” and for clarity, the Installment Redemption Amount includes the Additional Amount and the Make-Whole Amount on the Preferred Shares being converted pursuant to such Installment Redemption Amount)) and the portion of the applicable Installment Amount, if any, with respect to which the Company will, and is permitted to, effect an Installment Conversion (such amount of the applicable Installment Amount so specified to be so converted pursuant to this Section 9 is referred to herein as the “Installment Conversion Amount” and for clarity, the Installment Conversion Amount includes the Additional Amount and the Make-Whole Amount on the Preferred Shares being converted pursuant to such Installment Conversion Amount), which amounts when added together, must at least equal the entire applicable Installment Amount and (ii) if the applicable Installment Amount is to be paid, in whole or in part, pursuant to an Installment Conversion, certify that there is not then an Equity Conditions Failure as of the applicable Installment Notice Date. In addition, the Company may not effect an Installment Conversion as to any such Installment Date unless, no later than two Trading Days following the applicable Installment Notice Due Date, the Company shall have, subject to Sections 4(d) and (e), delivered to the Holder’s account with DTC a number of shares of Common Stock to be applied against such Installment Conversion Amount equal to the quotient of (x) the applicable Installment Conversion Amount divided by (y) the Pre-Installment Price (the “Pre-Installment Conversion Shares”). In the event that that number of Pre-Installment Conversion Shares that the Company can issue to the Holder is limited as result of Section 4(d), then such excess number of shares shall be held in abeyance until the Holder notifies the Company that the issuances of such shares to the Holder would not violate Section 4(d) at which time the Company shall deliver such shares to the Holder. Each Installment Notice shall be irrevocable. If the Company does not timely deliver an Installment Notice and Pre-Installment Conversion Shares in accordance with this Section 9 with respect to a particular Installment Date, then the Company shall be deemed to have delivered an irrevocable Installment Notice confirming an Installment Redemption of the entire Installment Amount payable on such Installment Date. Except as expressly provided in this Section 9(a), the Company shall convert and/or redeem the applicable Installment Amounts pursuant to this Section 9 in the same ratio of the applicable Installment Amount being converted and/or redeemed hereunder. The applicable Installment Conversion Amount (whether set forth in the applicable Installment Notice or by operation of this Section 9) shall be converted in accordance with Section 9(b) and the applicable Installment Redemption Amount shall be redeemed in accordance with Section 9(c). For purposes hereof, “Pre-Installment Price” means, with respect to a particular date of determination, lowest of (i) the Conversion Price then in effect, and (ii) the greater of (x) the Floor Price and (y) 80% of the average of the three lowest closing prices of the Common Stock on Trading Days during the prior thirty (30) consecutive Trading Day period (each, an “Installment Conversion Price Measuring Period”) ending and including the Trading Day immediately prior to the applicable Installment Notice Due Date. All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

2.	Section 33(nn) of the Certificate of Designations is hereby amended and restated to read as follows:

(nn) “Installment Date” means (i) July 1, 2023, and thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until February 1, 2024, (ii) July 1, 2024, and thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until the Maturity Date, and (iii) the Maturity Date.

3.	Section 33(kk) of the Certificate of Designations is hereby amended and restated to read as follows:

(kk) “Installment Schedule Amount” means, (i) with respect to the Installment Date falling between (and including) July 1, 2023 and (and including) February 1, 2024, 1,250 Preferred Shares, and (ii) with respect to the Installment Date falling between (and including) July 1, 2024 and (and including) December 31, 2024, 833.3333 Preferred Shares.

4.	Section 33(tt) of the Certificate of Designations is hereby amended and restated to read as follows:

(tt) “Maturity Date” shall mean December 31, 2024; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 21st day of May, 2024.

MYMD PHARMACEUTICALS, INC.

By:
Name:	Christopher Chapman, M.D.
Title:	President and Chief Medical Officer